Room 4561
						  June 21, 2006

Stephen M. Bennett
President and Chief Executive Officer
Intuit Inc.
2700 Coast Avenue
Mountain View, CA 94043

Re:	Intuit Inc.
	Form 10-K for the Fiscal Year Ended July 31, 2005
	Filed September 26, 2005
	Form 10-Q for the Quarterly Period Ended April 30, 2006
	Filed June 9, 2006
	Form 8-K Filed May 17, 2006
	File no. 0-21180

Dear Mr. Bennett:

      We have reviewed your response letter dated May 24, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed May 17, 2006
1. We note your response to our previous comments no. 1 and 2. Throughout your revised Form 8-K disclosures, the Company makes the statement "We believe that these non-GAAP financial measures provide meaningful supplemental information regarding Intuit`s operating results primarily because they exclude amounts that we do not consider part of ongoing operating results when assessing the performance of the organization, our operating segments or our senior management." This statement appears overly broad and yet in your discussion of the specific items excluded from your non-GAAP financial measures, the Company continually refers back to this statement as the reason for excluding such amounts. We note no substantive disclosure that addresses the disclosure requirements in
Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (FAQ). For example, your response to comment no. 1 indicates that "segment managers are not held accountable for share-based compensation charges impacting their business unit`s operating income (loss) and accordingly, share-based compensation charges are excluded from our measures of segment performance. While share-based compensation is a significant expense affecting the company`s results of operations, management excludes share-based compensation from the budget and planning process for our business units." The Company included similar discussions in your response with regards to the exclusion of acquisition costs and yet you did not include this information in your Form 8-K. We continue to believe that your discussion of non-GAAP performance measures does not adequately explain (a) the economic substance behind management`s decision to use such a measure; (b) the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
(c)
the manner in which management compensates for these limitations when using the non-GAAP financial measure; and (d) the substantive reasons why management believes the non-GAAP financial measure provides useful information. Please provide the revised disclosures that that the Company intends to include in their next Form 8-K to sufficiently meet the requirements of FAQ 8.

Form 10-Q for the Quarterly Period Ended April 30, 2006

Condensed Consolidated Statements of Operations, page 3
2. We note your disclosures on the face of the Consolidated Statements of Operations regarding a discussion pro-forma stock based compensation pursuant to SFAS 123. Please explain how the Company determined that such disclosure, which is normally included in the footnotes to the financial statements, is appropriate on the face of the financial statements.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

      You may contact Kari Jin, Staff Accountant, at (202) 551-
3481
or me at (202) 551-3730 if you have questions regarding these comments.


Sincerely,


      Kathleen Collins
      Accounting Branch Chief
Mr. Stephen M. Bennett
Intuit Inc.
June 21, 2006
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